PRESS ANNOUNCEMENT (TRANSLATION)

82-230

October 15, 2004
The Daiei, Inc.
4-1-1, Minatojima Naka-machi,
Chuo-ku, Kobe 650-0046, Japan
(URL http://www.daiei.co.jp/)

SUPPL

04045602

- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Osaka, Tokyo and Nagoya, and on the Stock Exchange in Fukuoka and Sapporo.
- Annual Closing date: The last day of February
- We adopt Imterim dividends system and unit stock system; 1 unit = 500 shares.
- Representative: Kunio Takagi President
- Inquiries relating to this announcement should be made to:

  Mr. Eisuke Nagai
  Divisional Manager
  Accounting Division
  Tel: +81-3-3433-9535 Tokyo, Japan

The Daiei, Inc. has announced interim the non-consolidated and consolidated business results for the six months ended August 31, 2004

Notes

As far as non-consolidated financial data are concerned, any fractional sums of less than one million yen are rounded.

- The financial statements of the six months ended August 31, 2004 were approved at the meeting of the Board of Directors held on October 15, 2004.

1. Non-consolidated business results (from March 1, 2004 to August 31, 2004)

(1) Business results

	For the six months ended August 31, 2003	For the six months ended August 31, 2004	Increase or (decrease) [%]	For the year ended February 29, 2004
				[In millions of yen]
Operating revenues	708,943	666,585	(6.0)	1,430,257
Operating income	3,605	5,156	43.1	13,731
Ordinary profit	5,136	6,285	22.4	16,645
Net income or (loss)	(3,038)	471	—	14,581
				[In yen]
Net income or (loss) per share	(3.69)	0.72		17.71

Notes

(1) Numbers of shares average (preferred stock please refer to the page 5 *1)

	Shares average of common shares in thousands
As of August 31, 2004	448,005
As of August 31, 2003	422,628
As of February 29, 2004	422,880

(2) Accounting change : None

(3) Used formula of non-consolidated operations for the six months ended August 31, 2004

Net income per share

Net income for common share／(Numbers of outstanding common shares average for the six months ended August 31, 2004＋Number of shares converted from convertible participating share under if converted method)

Diluted earnings per share

Net income for common share／(Numbers of common shares average at the six months ended August 31, 2004 + Number of shares converted from convertible participating share under if converted method + Number of diluted shares)

＊Class A preferred stock and Class G preferred stock correspond to convertible participatory share.

(2) Dividends

	For the six months ended August 31, 2003	For the six months ended August 31, 2004	For the year ended February 29, 2004
			[In yen]
Interim dividends per share	0.00	0.00	
Annual dividends per share including Interim dividends shown above			0.00

(3) Financial condition

	As of August 31, 2003	As of August 31, 2004	As of February 29, 2004
			[In millions of yen]
Total assets	1,528,120	1,387,739	1,421,553
Shareholders' equity	90,035	108,965	106,379
Ratio of shareholders' equity to total assets	5.9%	7.9%	7.5%
			[In yen]
Net worth per share	(335.90)	(273.49)	(281.25)

Notes

(1)Number of outstanding common shares (preferred stock please refer to the page 5 *2)

	Common shares in thousands
As of August 31, 2004	449,846
As of August 31, 2003	422,622
As of February 29, 2004	446,626

(2)Number of treasury shares

	Common shares in thousands
As of August 31, 2004	71
As of August 31, 2003	3,266
As of February 28, 2004	3,291

(3) Used formula of non-consolidated operations for the six months ended August 31, 2004

Net worth per share

Amount of shareholders' equity as of August 31, 2004 for common stock／Number of outstanding common shares at the six months ended August 31, 2004

2. Forecast of non-consolidated operations for the year ending February 28, 2005

	For the year ending February 28, 2005	
		[In millions of yen]
Operating revenues	1,350,000	
Ordinary profit	20,000	
Net income	undecided	
		[In yen]
Year- end dividends per share	undecided	
Annual dividends per share	undecided	
Net income per share	undecided	

*As the above forecast is based on the information available as of the date of this announcement, actual result is subject to the various factors in future. Net income is subject to the Business Plan starting 2005 which is being determined and therefore shown as "undecided".

※1 Number of issued outstanding shares average (non-consolidated)

	As of August 31, 2003	As of August 31, 2004	As of February 29, 2004
			[In thousands of shares]
Common stock	422,628	448,005	422,880
Class-A preferred stock	4,500	4,500	4,500
Class-B preferred stock	4,500	4,500	4,500
Class-D (1) preferred stock	20,000	20,000	20,000
Class-D (2) preferred stock	20,000	20,000	20,000
Class-E preferred stock	50,000	50,000	50,000
Class-F preferred stock	80,000	80,000	80,000
Class-G preferred stock	50,000	50,000	50,000

※2 Number of shares outstanding at the end of the term (non-consolidated)

	As of August 31, 2003	As of August 31, 2004	As of February 29, 2004
			[In thousands of shares]
Common stock	422,622	449,846	446,626
Class-A preferred stock	4,500	4,500	4,500
Class-B preferred stock	4,500	4,500	4,500
Class-D (1) preferred stock	20,000	20,000	20,000
Class-D (2) preferred stock	20,000	20,000	20,000
Class-E preferred stock	50,000	50,000	50,000
Class-F preferred stock	80,000	80,000	80,000
Class-G preferred stock	50,000	50,000	50,000

5. Consolidated business results (from March 1, 2004 to August 31, 2004)

(1) Business results

	For the six months ended August 31, 2003	For the six months ended August 31, 2004	Increase or (decrease) [%]	For the year ended February 29, 2004
				[In millions of yen]
Operating revenues	992,081	935,032	(5.8)	1,993,619
Operating income	22,699	25,159	10.8	51,655
Ordinary profit	12,518	16,632	32.9	31,500
Net income	2,302	1,184	(48.6)	18,148
				[In yen]
Net income per share	2.96	1.89		23.30
Diluted earnings per share	1.48	0.84		11.62

Notes

(1) Equity in net profit of affiliates

	[In millions of yen]
For the term ended August 31, 2004	835
For the term ended August 31, 2003	594
For the term ended February 29, 2004	930

(2) Numbers of shares average (consolidated)

Please refer to the page 9

(3) Accounting change : None

(4) Used formula of consolidated operations for the six months ended August 31, 2004

Net income per share

Net income for common share／(Number of outstanding common shares average at the six months ended August 31, 2004＋Number of shares converted from convertible participating share under if converted method)

Diluted earnings per share

Net income for common share／(Numbers of common shares average at the six months ended August 31, 2004 + Number of shares converted from convertible participating share under if converted method + Number of diluted shares)

＊Class A preferred stock and Class G preferred stock correspond to convertible participatory share.

(2)Financial condition

	As of August 31, 2003	As of August 31, 2004	As of February 29, 2004
			[In millions of yen]
Total assets	2,258,075	2,050,863	2,260,782
Shareholders' equity	75,125	104,767	88,525
Ratio of shareholders' equity to total assets	3.3%	5.1%	3.9%
			[In yen]
Net worth per share	(415.08)	(289.49)	(354.30)

Notes

(1) Number of outstanding shares (Consolidated)

Please refer to the page 9

(2) Used formula of consolidated operations for the six months ended August 31, 2004

Net worth per share

Amount of shareholders' equity as of August 31, 2004 for common share／Number of outstanding common shares at the six months ended August 31, 2004

(3)Statement of cash flows [Increase (Decrease) in cash]

	As of August 31, 2003	As of August 31, 2004	As of February 29, 2004
			[In millions of yen]
Operating activities	23,079	4,180	50,631
Investing activities	(13,000)	(8,928)	1,249
Financing activities	(8,852)	(80,515)	(1,509)
Cash and cash equivalents at end of term	147,428	110,704	195,598

(4)Number of consolidated subsidiaries, unconsolidated subsidiaries and affiliates which are accounted for using the equity method.

	2004	Increase	Decrease
Consolidated subsidiaries	101	1	1
Unconsolidated subsidiaries for using the equity method	—	—	—
Affiliates for using the equity method	14	1	—

6. Forecast of consolidated operations for the year ending February 28, 2005 :

	For the year ending February 28, 2005
	[In millions of yen]
Operating revenues	1,855,000
Ordinary profit	40,000
Net income	undecided
	[In yen]
Net income per share	undecided

*As the above forecast is based on the information available as of the date of this announcement, actual result is subject to the various factors in future. Net income is subject to the Business Plan starting 2005 which is being determined and therefore shown as "undecided".

Note

Used formula of forecast of consolidated operations for the year ending February 28, 2005

Expected net income per share

Expected net income for common share／(Numbers of outstanding common shares at the six months ended August 31, 2004＋Number of shares converted from convertible participating share under if converted method)

＊Class A preferred stock and Class G preferred stock correspond to convertible participatory share.

※1 Number of outstanding shares average (consolidated)

	As of August 31, 2003	As of August 31, 2004	As of February 29, 2004
			[In thousands of shares]
Common stock	376,964	425,834	378,598
Class-A preferred stock	4,500	4,500	4,500
Class-B preferred stock	4,500	4,500	4,500
Class-D (1) preferred stock	20,000	20,000	20,000
Class-D (2) preferred stock	20,000	20,000	20,000
Class-E preferred stock	50,000	50,000	50,000
Class-F preferred stock	80,000	80,000	80,000
Class-G preferred stock	50,000	50,000	50,000

※2 Number of outstanding shares at the end of the term (consolidated)

	As of August 31, 2003	As of August 31, 2004	As of February 29, 2004
			[In thousands of shares]
Common stock	377,935	439,491	404,942
Class-A preferred stock	4,500	4,500	4,500
Class-B preferred stock	4,500	4,500	4,500
Class-D (1) preferred stock	20,000	20,000	20,000
Class-D (2) preferred stock	20,000	20,000	20,000
Class-E preferred stock	50,000	50,000	50,000
Class-F preferred stock	80,000	80,000	80,000
Class-G preferred stock	50,000	50,000	50,000